PREMIUM NICKEL REPORTS ASSAYS AND MORE MINERALIZATION OUTSIDE OF HISTORIC RESOURCE AT SELEBI NORTH UNDERGROUND

(15.95 METRES OF 2.05% NiEq (1.32% Ni, 1.20% Cu, 0.07% Co)

6.70 METRES OF 3.74 % NiEq (2.43 % Ni, 2.19% Cu, 0.12% Co))

"Drilling continues to intercept mineralization outside of the known historic resource. Assays reported herein for holes SNUG-24-077 and 086a are outside of the historic resource in the down plunge direction. We continue to see significant nickel, copper and cobalt grades within and down plunge of the historic resource. Results for additional down plunge holes are pending and will be captured in the Company's pending MRE. Following the completion of MRE drilling, we will continue infill and exploratory drilling at Selebi North to expand and upgrade the classification of the resource. It is important to clarify that we are completing our Phase I and II drilling programs for the MRE because we believe we have identified sufficient mineralization to support future economic studies. Our focus will now transition to expanding the resource potential at the Selebi Mine " - CEO, Keith Morrison

Toronto, Ontario, April 17, 2024 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") is pleased to report additional assay results from drilling at its past-producing nickel-copper-cobalt sulphide ("Ni-Cu-Co") Selebi North underground ("SNUG") mine in Botswana. Previous results for 43 holes were released in nine separate news releases between November 14, 2023 and March 27, 2024. This release highlights results for a further four holes.  Details of the assay results are shown below along with accompanying visuals (Figure 1, Figure 2 and Figure 3). Drill core photos for all highlighted holes released to date, including the holes reported herein, are accessible by Clicking Here and can also be found on the Company's website at www.premiumnickelresources.com. To view the 3D modeling, please visit the following link https://vrify.com/decks/15736.

Highlights include:

  SNUG-23-070 (South Limb, within historic resource):

15.95 metres of 2.05% NiEq (1.32% Ni, 1.20% Cu, 0.07% Co)

incl. 8.80 metres of 3.03% NiEq (2.07% Ni, 1.53% Cu, 0.11% Co)

  SNUG-24-077 (South Limb, 26 metres down plunge of historic resource):

6.70 metres of 3.74 % NiEq (2.43% Ni, 2.19% Cu, 0.12% Co)

  SNUG-24-086a (South Limb/N2, 245 meters down plunge of N2 historic resource):

9.50 metres of 1.40% NiEq (1.15% Ni, 0.29% Cu, 0.06% Co)

7.05 metres of 1.73% NiEq (1.45% Ni, 0.33% Cu, 0.07% Co)

  SNUG-24-094 (South Limb/N2, 400 metres down plunge of N2 historic resource):

intersected massive sulphide mineralization (assays pending)

  SNUG-24-104 (South Limb, 95 metres down plunge of historic resource):

intersected massive sulphide mineralization (assays pending)

Keith Morrison, CEO of PNRL, commented: "PNRLs maiden National Instrument 43-101 ("NI 43-101") Mineral Resource Estimate ("MRE"), expected in June 2024, will include mineralization from the Selebi Main and Selebi North deposits. Over the next few weeks, we will continue to press release assays that will be included in this initial MRE. Drilling continues to intercept mineralization outside of the known historic resource. Assays reported herein for holes SNUG-24-077 and 086a are outside of the historic resource in the down plunge direction. We continue to see significant nickel, copper and cobalt grades within and down plunge of the historic resource. Results for additional down plunge holes are pending and will be captured in the Company's pending MRE. Following the completion of MRE drilling, we will continue infill and exploratory drilling at Selebi North to expand and upgrade the classification of the resource. It is important to clarify that we are completing our Phase I and II drilling programs for the MRE because we believe we have identified sufficient mineralization to support future economic studies. Our focus will now transition to expanding the resource potential at the Selebi Mine."

The primary focus of this drill program is to convert the existing historic resource and to define additional mineralization down plunge of the existing workings that will be used to complete a MRE prepared in accordance with NI 43-101. Assay results are given below in Table 1 for SNUG-23-070, 076, 077, and 086a, hole collar details are given in Table 2. Figures 1 through 3 show the location of the holes relative to the historic resource and underground infrastructure.

The various mineralized zones have been historically mined and subsequently named N2 Limb, N3 Limb and South Limb to demarcate their location on the folded mineralized horizon. Additional drilling is needed to properly determine true width of mineralization on each limb and define the folded mineralization.

Table 1: Assay Results Selebi North Deposit

Hole-ID	From (m)	To (m)	*Length (m)	Ni (%)	Cu (%)	Co (%)	Limb	**NiEq (%)
SNUG-23-070	207.15	223.10	15.95	1.32	1.20	0.07	N2	2.05
incl	214.30	223.10	8.80	2.07	1.53	0.11	N2	3.03
SNUG-24-076	375.40	383.20	7.80	0.91	1.34	0.05	South	1.67
incl	375.40	377.25	1.85	1.20	0.75	0.06	South	1.68
incl	379.20	383.20	4.00	1.17	2.03	0.06	South	2.30
SNUG-24-077	350.60	357.30	6.70	2.43	2.19	0.12	South	3.74
SNUG-24-086a	494.55	504.05	9.50	1.15	0.29	0.06	South/N2	1.40
incl	494.55	501.60	7.05	1.45	0.33	0.07	South/N2	1.73

*Length refers to drillhole length and not true width. True widths are unknown.

**NiEq was calculated assuming a price of $US 7.86/lb for Ni, $US 4.00/lb for Cu and $US 12.95/lb for Co with no adjustments for recoveries or payabilities.

Table 2: Drill Collar Information Selebi North Deposit

HOLE ID	Mine East	Mine North	Elevation	Dip	Mine Azimuth	Hole Length	Comment
SNUG-23-070	35094.1	84758.7	-51.7	-20.8	173.6	599.0	Rig #1 935mL
SNUG-24-076	35364.0	84407.7	81.3	-70.2	268.7	452.9	Rig #2 810mL
SNUG-24-077	35376.3	84427.1	81.2	-67.9	282.0	401.5	Rig #3 810mL
SNUG-24-086a	35362.0	84407.0	80.9	-66.0	248.0	600.0	Rig #2 810mL
SNUG-24-094	35366.0	84406.7	81.46	-66.1	206.9	661.3	Rig #2 810mL
SNUG-24-104	35374.0	84426.0	81.30	-73.4	254.2	345.4	Rig #3 810mL

Drilling and BHEM Continues

Three drills are currently active on the 810 metre level exploration drift. The two drill bays located at the southern most extent of the 810 metre level exploration drift allow for the evaluation of areas further down plunge and outside of the known historic resource estimate. The third drill is stationed in the newly completed development located 130 metres orthogonal to the main 810 metre level exploration drift, allowing for optimal intersection angles on South Limb and N2 Limb.

BHEM surveys are currently underway, with surveys completed in a total of thirty (30) underground drillholes including nine (9) 2024 holes drilled from the 810 metre level exploration drift evaluating the down plunge potential of the South Limb. Results from these surveys indicate that the mineralized zones continue down plunge of current drilling, permitting larger step-out intervals.

As of April 14, 2024, a total of 30,952 metres in eight-five (85) drillholes have been completed from seven underground drill bays with three of those drillholes currently in-progress. Assay results for completed holes will be released as they are received and confirmed by the Company.

Quality Control

The underground drilling program is being carried out through an agreement with Forage Fusion Drilling Ltd. of Hawkesbury, Ontario, Canada, who have provided three Zinex U-5 drills for purchase and training of local operators. Drill core samples are BQTK (40.7 mm diameter). All samples are ½ core cut by a diamond saw on site. Half of the core is retained for reference purposes. Samples are generally 1.0 to 1.5 metre intervals or less at the discretion of the site geologists. Sample preparation and lab analysis was completed at ALS Chemex in Johannesburg, South Africa. Commercially prepared blank samples and certified Cu/Ni sulphide analytical control standards with a range of grades are inserted in every batch of 20 samples or a minimum of one set per sample batch. Analyses for Ni, Cu and Co are completed using a peroxide fusion preparation and ICP-AES finish (ME-ICP81).

Holes are numbered as follows: SNUG (Selebi North Underground) + year + hole number starting at 013.

BHEM Surveys

The BHEM surveys at Selebi utilize the Crone PEM system operated by local Batswana staff. Survey data is collected using a 3 component fluxgate probe collecting full waveform data. Surveys have been collected using timebases between 50 and 1000ms (0.25 Hz to 5 Hz). The data has been processed to a calculated residual step response to better quantify the conductive sources. This added processing has proven to be invaluable because of the size of the highly conductive mineralized system.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Sharon Taylor, Vice President Exploration of the Company, who is a "qualified person" for the purposes of NI 43-101.

Technical Report

Scientific and technical information relating to the Selebi Mine is supported by the technical report titled "Technical Report on the Selebi Mines, Central District, Republic of Botswana, Report for NI 43-101", dated June 16, 2022 (effective date of March 1, 2022) (the "Selebi Technical Report"), and prepared by SLR Consulting (Canada) Ltd. for PNRL. Reference should be made to the full text of the Selebi Technical Report, including the assumptions, limitations and data verification therein relating to the historic data compilation presented in this news release, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR+ (www.sedarplus.ca) under PNRL's issuer profile.

Historic Resource Estimate

The historical mineral resource estimate referenced herein (the "Historic Resource") was calculated for the Selebi North, Selebi Main, Phikwe South and Southeast Extension deposits in accordance with SAMREC, in 2016, and does not comply with NI 43-101. To that end, the Historic Resource is considered to be historical in nature and should not be relied upon as a current mineral resource estimate. While management believes that the Historic Resource could be indicative of the presence of mineralization on the deposits, a qualified person for purposes of NI 43-101 has not completed sufficient work to classify the historical mineral estimates as current mineral resource estimates and PNRL is not treating the historical mineral estimates as current mineral resource estimates.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PNRL's senior team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Director and Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President, Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements:

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. For the purposes of this release, forward looking information includes, but is not limited to: the ability of the Company to implement its drilling, geoscience and metallurgical work on its properties and work plans generally; the implementation of the objectives, goals and future plans of the Company including the proposed advancement of the Selebi Mines as currently contemplated; the ability of exploration activities (including drill results) to accurately predict mineralization; management's belief that the Selebi and Selebi North deposits may be connected at depth; the timing to release of the remaining assay results; the ability of the Company to implement its drilling, geoscience and metallurgical work on its properties and work plans generally; the implementation of the objectives, goals and future plans of the Company including the proposed advancement of the Selebi Mines as currently contemplated; the ability of the Company to define mineral resource estimates on the Selebi Mines in accordance with NI 43-101 and/or obtain an updated MRE in respect of the Selebi Mines; the productivity rates for underground drilling at Selebi North; drilling results confirming the legacy fold pattern continues at depth; the effective targeting activities proposed by the Company; the ability to identify mineralization down plunge of existing workings and the ability of such findings to be used to complete a MRE and/or to support further economic studies the ability and timing of advancing the underground drilling program at Selebi North as contemplated (if at all); the ability to expand the resource potential at the Selebi Mine; the results of the drill program on Selebi North and the timing and disclosures of the Company regarding same; the relationships between, and continuity of, the various deposits (if any); the benefits of the Company's approach to exploration; management's belief that the Historic Resource could be indicative of the presence of mineralization on the deposits; and the anticipated benefits of the Company's approach to the resource development plan. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, capital and operating costs varying significantly from estimates; the preliminary nature of metallurgical test results; the ability of exploration results to predict mineralization or the feasibility of mine production; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; inflation; fluctuations in commodity prices; delays in the development of projects; the other risks involved in the mineral exploration and development industry; and those risks set out in the Company's public disclosure record on SEDAR+ (www.sedarplus.ca) under PNRL's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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Figure 1: Selebi North: Location of Reported Drill Holes with Underground Infrastructure, Historic Resources, Exploration Targets and modeled BHEM plates.

Figure 2: Selebi North: Location of Reported Drill Holes with Underground Infrastructure, Historic Resources and Exploration Targets

UNDERGROUND DEVELOPMENT
#4 SHAFT
810mL EXPLORATION DRIFT
SNUG-23-070
N2
SOUTH LIMB
SNUG-24-077
SNUG-24-104 (Assays Pending)
SNUG-24-076
N3
SNUG-24-086a
2016 Selebi North historic resources
Selebi North Exploration target
SNUG-24-094 (Assays Pending)

Figure 3: Detailed view showing location of drillholes reported and mentioned in this release.